Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202

July 16, 2018

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comment on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (“the Amendment”) (Accession Number: 0001193125-18-089242) filed with the Securities and Exchange Commission under Rule 485(a) of the Securities Act of 1933, as amended, on March 20, 2018. The purpose of the Amendment is to register Transamerica International Value (the “Fund”), a new series of the Registrant. The Staff’s comment was conveyed to the Registrant on May 4, 2018.

The Staff requested that the Registrant provide, via Edgar Correspondence, the information required by Form N-1A in the “Annual Fund Operating Expenses” section of the prospectus, including all line items and footnotes for the Fund. The Registrant furnishes the requested information below.

Transamerica International Value

Class I2
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None
Maximum deferred sales charges (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None

Class I2
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.71%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.19%

Total annual fund operating expenses	0.90%

[1] Other expenses are based on estimates for the current fiscal year.

Please call the undersigned at 727-299-1844 with any questions.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan Senior Counsel Transamerica Asset Management, Inc.